Towngas
The Hong Kong and China Gas Company Limited

03 SEP 25 7:21

15 September 2003

Our ref: CS/GL/L/03-32

Securities & Exchange Commission
Office of the International Corporate Finance
Room 3094 Stop 3-6
450 Fifth Stre[redacted]
Washington D
USA

03032196

BY REGISTRED MAIL

SUPPL

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

Dear Sirs

File No. 82-1543
The Hong Kong and China Gas Company Limited

We have pleasure in submitting to you the following for filing pursuant to Rule 12g3-2(b) of Securities Act of 1934:-

1. Press Release issued on 1 September 2003;

2. A copy of the newspaper advertisement on 2 September 2003 in respect of "Preliminary Announcement of 2003 Interim Results" and "Notice to Shareholders – 2003 Interim Dividend of HK 12 cents Per Share"; and

3. A copy of our 2003 Interim Report.

Yours faithfully

Gabriel Li
Corporate Services Manager

dlw 9/25

GL/pl

Encl

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

Towngas
The Hong Kong and China Gas Company Limited

03 SEP 25 7:21

Press Release

FOR IMMEDIATE RELEASE

Towngas' 2003 Interim Results Show a Slight Decline in Operating Profit of Town Gas Business

* * *

INTERIM DIVIDEND AMOUNTS TO 12 CENTS PER SHARE

(HONG KONG, SEPTEMBER 1, 2003) -- The Hong Kong and China Gas Company Limited ("Towngas") today announced its unaudited interim results for the six months ended June 30, 2003. The recurring operating profit for the first half year was $1,912.6 million, showing a slight decline from the same period last year. Due to the profit derived from property investment, profit attributable to shareholders was HK$1,805.1 million.

After adjusting for the profit from property investment of the associated companies and the number of shares repurchased, earnings per share amounted to HK 31.8 cents, up 6.7 per cent.

The Directors of Towngas have declared an interim dividend of HK 12 cents per share payable to shareholders whose names are on the register of shareholders on October 10, 2003.

The register of shareholders will be closed on Thursday, October 9, 2003 and Friday, October 10, 2003, during which period no share transfers will be effected. Dividend warrants will be posted to shareholders on Monday, October 20, 2003.

Turnover of the Group was HK$3,975.6 million during the period under review. As at June 30, 2003, the number of customers in Hong Kong was 1,492,860.

For the six months ended June 30, 2003, Towngas repurchased about 47 million shares at an aggregate consideration of about HK$449 million before expenses.

Investment in mainland gas projects is a long-term strategic priority for the development of the Group's core business. China's entry into the World Trade Organization is boosting the prosperity of the national economy, leading to a surge in the demand for clean fuel. It is a national policy of the mainland to improve the air quality of its cities by promoting the use of natural gas. In line with this environmental policy, the Group is actively participating in some of the major national clean fuel projects, including the Guangdong Liquefied Natural Gas Receiving Terminal and Trunkline Project and the West-to-East Gas Pipeline Project. We are also making good progress in negotiating gas projects with a number of cities located along gas trunklines in South, East and Central China.

With regard to the development of city piped gas markets in the mainland, the Group has now invested in 16 city piped gas projects, including three in Maanshan, Anhui Province; Zhangjiagang, Jiangsu Province and Tongxiang, Zhejiang Province. The joint venture agreements of these three projects were signed in the first half of 2003. In June 2003, the Group also officially obtained government approval to establish a sino-foreign equity joint venture with Nanjing Gas

General Company for the development of the natural gas market in Nanjing, a major economic, financial and trading hub in the Yangtze River Delta. The total investment amount for this project is RMB1,200 million, of which RMB600 million is registered capital. The Group has a 50 per cent interest in this joint venture which will further consolidate the Group's business development base in East China. This is the Group's first joint venture company established in a provincial capital city in the mainland.

The Group has also recently concluded a framework agreement with Shenzhen Investment Holding Corporation to acquire a 30 per cent equity interest in Shenzhen Gas Corporation. This investment is strategically significant to the Group's development of its gas business in South China.

China's strong economy, expanding industrial base, rising average per capita income, and vigorous promotion of the use of pollutant-free energy is driving an enormous potential natural gas market. Government reforms of state-owned enterprises introducing new management concepts have also generated more business opportunities for the Group to develop city piped gas projects in the mainland. The Group will continue to develop its mainland gas business and explore opportunities to set up more joint ventures in order to create synergy in regions where natural gas will be available in the short term and in cities that possess strong economic potential.

The spread of Severe Acute Respiratory Syndrome (SARS) in Hong Kong starting from mid-March 2003 and lasting for over three months had a devastating impact on different business sectors as a result of the drastic fall in the number of inbound visitors and fragile local consumer sentiment. The impact of the SARS outbreak on the restaurant and hotel sector led to a fall in commercial and industrial sector gas sales. Though there was a rise in residential sector gas sales, overall gas sales for the first half of 2003 were lower than expected. Following the containment of the SARS outbreak and the removal of Hong Kong from the list of infected areas by the World Health Organization in late June this year, the restaurant and hotel sector business has gradually improved.

The Group has a 15 per cent interest in the Airport Railway Hong Kong Station project. Phase Two comprises the 88-storey Two International Finance Centre office tower, which was completed in the second quarter of 2003; fourteen floors have been sold to the Hong Kong Monetary Authority for HK$3,699 million.

The Group has a 50 per cent interest in the Sai Wan Ho Ferry Concourse development project. Construction of the superstructure, now in progress, is expected to be completed in 2005. Residential buildings with a total gross floor area of approximately 1.4 million square feet are being developed.

The Ma Tau Kok South Plant site will be developed into five residential apartment buildings, providing approximately 2,000 units, with a residential floor area of approximately 980,000 square feet and a total floor area exceeding 1.1 million square feet. Foundation work has already been completed. The project is due for completion in 2006.

The Board of Directors anticipates that the Group's businesses will stay steady in 2003. The Board has decided to freeze the gas charges for 2004.

- end -

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

The Hong Kong and China Gas Company Limited

Encl.: Interim results for the first half of 2003 with comparative figures for 2002

September 1, 2003

Issued by A-World Communications Ltd. on behalf of The Hong Kong and China Gas Co. Ltd.

For press enquiries, please contact:-
Mrs. Grace Lam/Mr. John Ho
The Hong Kong and China Gas Co. Ltd.
Tel: 2963 3488
Fax: 2516 7368

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

The Hong Kong and China Gas Company Limited

2003 INTERIM RESULTS ANNOUNCEMENT

CONSOLIDATED PROFIT AND LOSS ACCOUNT (UNAUDITED)

	Note	Six months ended 30th June 2003 HK$ M	2002 HK$ M
Turnover	1	**3,975.6**	3,673.9
Operating Profit before Returns on Investments	2	**1,912.6**	1,924.1
Investment Income		**83.6**	49.7
Interest Income		**47.1**	63.0
Interest Expense		**(4.5)**	(2.3)
Share of Profits less Losses of Associated Companies		**209.7**	(2.7)
Share of Profits less Losses of Jointly Controlled Entities		**4.0**	-
Profit before Taxation		**2,252.5**	2,031.8
Taxation	3	**(438.5)**	(330.8)
Profit after Taxation		**1,814.0**	1,701.0
Minority Interests		**(8.9)**	(6.0)
Profit Attributable to Shareholders		**1,805.1**	1,695.0 *
Dividends – Interim proposed	4	**677.2**	682.9
Earnings per Share, HK cents	5	**31.8**	29.8 *

* *Adjusted for the revised SSAP12 "Income Taxes"*

NOTES TO THE INTERIM ACCOUNTS (UNAUDITED)

1. Turnover

The Group's principal activity is the production, distribution and marketing of gas and related activities in Hong Kong which accounts for more than 90 per cent of the Group's turnover and trading results. Accordingly, no segmental analysis is presented. Turnover comprises the following:

	Six months ended 30th June	
	2003	2002
	HK$ M	HK$ M
Gas Sales before Fuel Cost Adjustment	**3,244.5**	3,149.2
Fuel Cost Adjustment	**124.9**	(116.7)
Gas Sales after Fuel Cost Adjustment	**3,369.4**	3,032.5
Equipment Sales	**424.6**	480.4
Maintenance and Services	**115.9**	114.9
Other Sales	**65.7**	46.1
	3,975.6	3,673.9

2. Operating Profit before Returns on Investments

	Six months ended 30th June	
	2003	2002
	HK$ M	HK$ M
Turnover	**3,975.6**	3,673.9
Less Expenses:		
Stores and Materials Used	**(1,197.6)**	(918.0)
Manpower Costs	**(351.3)**	(336.0)
Depreciation	**(217.5)**	(204.7)
Other Operating Items	**(296.6)**	(291.1)
Operating Profit before Returns on Investments	**1,912.6**	1,924.1

3. Taxation

	Six months ended 30th June	
	2003	2002
	HK$ M	HK$ M
Hong Kong Profits Tax is provided at the rate of 17.5% (2002: 16%) on the estimated assessable profit for the period	**350.3**	321.7
Deferred Tax relating to the origination and reversal of temporary differences	**13.7**	9.1
Deferred Tax resulting from the increase in tax rate from 16% to 17.5%	**74.5**	-
	438.5	330.8

4. Dividends

	Six months ended 30th June	
	2003	2002
	HK$ M	HK$ M
2002 Final, paid, of HK 23 cents per share (2001 Final, paid: HK 23 cents per share)	**1,305.3**	1,189.9
2003 Interim, proposed on 1st September 2003, of HK 12 cents per share (2002 Interim: HK 12 cents per share)	**677.2**	682.9
	1,982.5	1,872.8

5. Earnings per Share

The calculation of earnings per share is based on the profit attributable to shareholders of HK$1,805.1 million (2002: HK$1,695.0 million) and the weighted average of 5,667,556,821 shares in issue (2002: 5,691,097,821 shares) after adjusting for the shares repurchased (2002: the shares repurchased and bonus issue) during the period.

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

The Asian Wall Street Journal - 2 September 2003

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

PRELIMINARY ANNOUNCEMENT OF 2003 INTERIM RESULTS

HALF-YEARLY RESULTS

I am pleased to report that the unaudited profit attributable to shareholders of the Group for the six months ended 30th June 2003 amounted to a record of HK$1,805.1 million.

Highlights of the unaudited results of the Group for the six months ended 30th June 2003 with comparative unaudited figures for the corresponding period in 2002 are shown in the following summary:

	Unaudited Six months ended 30th June	
	2003	2002
Turnover before Fuel Cost Adjustment, HK million dollars	**3,850.7**	3,790.6
Turnover after Fuel Cost Adjustment, HK million dollars	**3,975.6**	3,673.9
Profit Attributable to Shareholders, HK million dollars	**1,805.1**	1,695.0*
Earnings per Share, HK cents	**31.8**	29.8*
Interim Dividends per Share, HK cents	**12.0**	12.0
* *Adjusted for the revised SSAP12 "Income Taxes"*		
Town Gas Sold in Hong Kong, million MJ	**14,851**	14,565
Number of Customers in Hong Kong as at 30th June	**1,492,860**	1,436,984

After adjusting for the profit from property investment of the associated companies and the number of shares repurchased, earnings per share amounted to HK 31.8 cents, an increase of 6.7 per cent as compared with the corresponding period in 2002.

SHARE REPURCHASES

For the six months ended 30th June 2003, the Company repurchased about 47 million shares at an aggregate consideration of about HK$449 million before expenses. The repurchases were effected by the Directors for the enhancement of shareholder value in the long term.

BUSINESS DEVELOPMENT IN CHINA

Investment in mainland gas projects is a long-term strategic priority for the development of the Group's core business. China's entry into the World Trade Organization is boosting the prosperity of the national economy, leading to a surge in the demand for clean fuel. It is a national policy of the mainland to improve the air quality of its cities by promoting the use of natural gas. In line with this environmental policy, the Group is actively participating in some of the major national clean fuel projects, including the Guangdong Liquefied Natural Gas Receiving Terminal and Trunkline Project and the West-to-East Gas Pipeline Project. We are also making good progress in negotiating gas projects with a number of cities located along gas trunklines in South, East and Central China.

With regard to the development of city piped gas markets in the mainland, the Group has now invested in 16 city piped gas projects, including three in Maanshan, Anhui Province; Zhangjiagang, Jiangsu Province and Tongxiang, Zhejiang Province. The joint venture agreements of these three projects were signed in the first half of 2003. In June 2003, the Group also officially obtained government approval to establish a sino-foreign equity joint venture with Nanjing Gas General Company for the development of the natural gas market in Nanjing, a major economic, financial and trading hub in the Yangtze River Delta. The total investment amount for this project is RMB1,200 million, of which RMB600 million is registered capital. The Group has a 50 per cent interest in this joint venture which will further consolidate the Group's business development base in East China. This is the Group's first joint venture company established in a provincial capital city in the mainland.

China's strong economy, expanding industrial base, rising average per capita income, and vigorous promotion of the use of pollutant-free energy is driving an enormous potential natural gas market. Government reforms of state-owned enterprises introducing new management concepts have also generated more business opportunities for the Group to develop city piped gas projects in the mainland. The Group will continue to develop its mainland gas business and explore opportunities to set up more joint ventures in order to create synergy in regions where natural gas will be available in the short term and in cities that possess strong economic potential.

THE IMPACT OF THE SARS OUTBREAK ON TOWNGAS' BUSINESS

The spread of Severe Acute Respiratory Syndrome (SARS) in Hong Kong starting from mid-March 2003 and lasting for over three months had a devastating impact on different business sectors as a result of the drastic fall in the number of inbound visitors and fragile local consumer sentiment. The impact of the SARS outbreak on the restaurant and hotel sector led to a fall in commercial and industrial sector gas sales. Though there was a rise in residential sector gas sales, overall gas sales for the first half of 2003 were lower than expected.

Following the containment of the SARS outbreak and the removal of Hong Kong from the list of infected areas by the World Health Organization in late June this year, the restaurant and hotel sector business has gradually improved.

PROPERTY DEVELOPMENTS

The Group has a 15 per cent interest in the Airport Railway Hong Kong Station project. Phase One office tower and shopping mall have been leased out. Phase Two comprises the 88-storey Two International Finance Centre office tower, which was completed in the second quarter of 2003; fourteen floors have been sold to the Hong Kong Monetary Authority for HK$3,699 million.

The Group has a 50 per cent interest in the Sai Wan Ho Ferry Concourse development project. Construction of the superstructure, now in progress, is expected to be completed in 2005. Residential buildings with a total gross floor area of approximately 1.4 million square feet are being developed.

The Ma Tau Kok South Plant site will be developed into five residential apartment buildings, providing approximately 2,000 units, with a residential floor area of approximately 980,000 square feet and a total floor area exceeding 1.1 million square feet. Foundation work has already been completed. The project is due for completion in 2006.

EMPLOYEES AND PRODUCTIVITY

The number of employees engaged in the town gas business was 1,978 as at 30th June 2003; the number of customers increased by about 56,000 compared with the corresponding period in 2002. As a result, overall productivity rose by 2.0 per cent. Total remuneration for employees engaged in the town gas business amounted to HK$313 million for the six months ended 30th June 2003 compared to HK$314 million for the corresponding period in 2002. The Group offers our employees rewarding careers based on their capabilities and performance and arranges a variety of training programmes in order to provide our customers with quality services.

DIVIDEND

Your Directors have declared an interim dividend of HK 12 cents per share payable to shareholders whose names are on the register of shareholders of the Company as of 10th October 2003. To enable our Registrars to complete the necessary work associated with this payment, the register of shareholders will be closed on Thursday, 9th October 2003 and Friday, 10th October 2003, during which period no share transfers will be effected. Dividend warrants will be posted to shareholders on Monday, 20th October 2003.

BUSINESS OUTLOOK

The Board of Directors anticipates that the Group's businesses will stay steady in 2003. The Board has decided to freeze the gas charges for 2004.

LEE Shau Kee
Chairman

FINANCIAL INFORMATION

Highlights of the Group's Interim Accounts for the first six months ended 30th June 2003 are shown below. The Interim Accounts are unaudited but have been reviewed by our audit committee and external auditors, PricewaterhouseCoopers.

CONSOLIDATED PROFIT AND LOSS ACCOUNT (UNAUDITED)

		Six months ended 30th June	
		2003	2002
	Note	***HK$ Million***	*HK$ Million*
Turnover	*1*	**3,975.6**	3,673.9
Operating Profit before Returns on Investments	*2*	**1,912.6**	1,924.1
Investment Income		**83.6**	49.7
Interest Income		**47.1**	63.0
Interest Expense		**(4.5)**	(2.3)
Share of Profits less Losses of Associated Companies		**209.7**	(2.7)
Share of Profits less Losses of Jointly Controlled Entities		**4.0**	–
Profit before Taxation		**2,252.5**	2,031.8
Taxation	*3*	**(438.5)**	(330.8)
Profit after Taxation		**1,814.0**	1,701.0
Minority Interests		**(8.9)**	(6.0)
Profit Attributable to Shareholders		**1,805.1**	1,695.0*
Dividends – Interim proposed	*4*	**677.2**	682.9
Earnings per Share, HK cents	*5*	**31.8**	29.8*

* *Adjusted for the revised SSAP12 "Income Taxes"*

NOTES TO THE INTERIM ACCOUNTS (UNAUDITED)

1. Turnover

The Group's principal activity is the production, distribution and marketing of gas and related activities in Hong Kong which accounts for more than 90 per cent of the Group's turnover and trading results. Accordingly, no segmental analysis is presented. Turnover comprises the following:

	Six months ended 30th June	
	2003	2002
	HK$ Million	*HK$ Million*
Gas Sales before Fuel Cost Adjustment	**3,244.5**	3,149.2
Fuel Cost Adjustment	**124.9**	(116.7)
Gas Sales after Fuel Cost Adjustment	**3,369.4**	3,032.5
Equipment Sales	**424.6**	480.4
Maintenance and Services	**115.9**	114.9
Other Sales	**65.7**	46.1
	3,975.6	3,673.9

2. Operating Profit before Returns on Investments

	Six months ended 30th June	
	2003	2002
	HK$ Million	*HK$ Million*
Turnover	**3,975.6**	3,673.9
Less Expenses:		
Stores and Materials Used	**(1,197.6)**	(918.0)
Manpower Costs	**(351.3)**	(336.0)
Depreciation	**(217.5)**	(204.7)
Other Operating Items	**(296.6)**	(291.1)

3. Taxation

	Six months ended 30th June 2003 HK$ Million	Six months ended 30th June 2002 HK$ Million
Hong Kong Profits Tax is provided at the rate of 17.5% (2002: 16%) on the estimated assessable profit for the period	**350.3**	321.7
Deferred Tax relating to the origination and reversal of temporary differences	**13.7**	9.1
Deferred Tax resulting from the increase in tax rate from 16% to 17.5%	**74.5**	–
	438.5	330.8

4. **Dividends**

	Six months ended 30th June 2003 HK$ Million	Six months ended 30th June 2002 HK$ Million
2002 Final, paid, of HK 23 cents per share (2001 Final, paid: HK 23 cents per share)	**1,305.3**	1,189.9
2003 Interim, proposed on 1st September 2003, of HK 12 cents per share (2002 Interim: HK 12 cents per share)	**677.2**	682.9
	1,982.5	1,872.8

5. **Earnings per Share**

The calculation of earnings per share is based on the profit attributable to shareholders of HK$1,805.1 million (2002: HK$1,695.0 million) and the weighted average of 5,667,556,821 shares in issue (2002: 5,691,097,821 shares) after adjusting for the shares repurchased (2002: the shares repurchased and bonus issue) during the period.

FINANCIAL RESOURCES REVIEW

Liquidity and Capital Resources

As at 30th June 2003, the Group had a healthy net cash position of HK$1,019 million (31st December 2002: HK$1,195 million).

During the first half of 2003, the Company repurchased 47.2 million shares on The Stock Exchange of Hong Kong Limited. The aggregate consideration including related expenses amounted to HK$451 million in cash.

The operating and capital expenditure of the Group is funded by cash flow from operations, internal liquidity and bank loans. The Group has adequate sources of fund and unutilised banking facilities to meet its future capital expenditure and working capital requirements.

Borrowing Structure

As at 30th June 2003, the Group's bank borrowings were reduced to HK$565 million (31st December 2002: HK$1,748 million). All the Group's borrowings are unsecured and have a floating interest rate with maturity within one year on revolving credit or term loan facility.

The Group's borrowings are primarily denominated in Hong Kong dollars and the Group has no significant exposure to foreign exchange fluctuations. Also, there is no net gearing for the Group as it was in net cash positions throughout 2002 and the first half of 2003.

Contingent Liabilities

As at 30th June 2003, the Group provided guarantees totalling HK$2,301 million (31st December 2002: HK$2,249 million) in respect of bank borrowing facilities made available to associated companies and jointly controlled entities.

Currency Profile

The Group's operations and activities are predominantly based in Hong Kong. As such, both its cash and cash equivalents and borrowings are denominated in either Hong Kong dollars or United States dollars. Borrowings for the Group's subsidiaries and joint ventures in mainland China are however predominantly in the local currency, Renminbi.

Group's Investments in Securities

Under the guidance of the Group's Treasury Committee, investments have been made in equity and debt securities. As at 30th June 2003, the investments in securities amounted to HK$1,696 million (31st December 2002: HK$2,080 million). The performance of the Group's investments in securities was satisfactory.

Remark: A detailed results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

The Asian Wall Street Journal - 2 September 2003

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

NOTICE TO SHAREHOLDERS

2003 INTERIM DIVIDEND
HK 12 CENTS PER SHARE
CLOSURE OF REGISTER OF SHAREHOLDERS

The Board of Directors has today declared an interim dividend for the year ending 31st December 2003 of HK 12 cents per share payable to Shareholders whose names are on the Register of Shareholders on 10th October 2003.

The Register of Shareholders will be closed on Thursday, 9th October 2003 and Friday, 10th October 2003, during which period no transfer of shares will be registered. **In order to qualify for this dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration no later than 4:00 p.m. on Wednesday, 8th October 2003.**

Dividend warrants will be despatched to Shareholders on Monday, 20th October 2003.

By Order of the Board
RONALD T.H. CHAN
Executive Director & Company Secretary

Hong Kong, 1st September 2003

Towngas
The Hong Kong and China Gas Company Limited

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 193

03 SEP 25 AM 7:21

2003

Interim Report

Towngas
The Hong Kong and China Gas Company Limited

THE HONG KONG AND CHINA GAS COMPANY LIMITED
2003 INTERIM REPORT

To Shareholders

Dear Sir or Madam,

HALF-YEARLY RESULTS

I am pleased to report that the unaudited profit attributable to shareholders of the Group for the six months ended 30th June 2003 amounted to a record of HK$1,805.1 million.

Highlights of the unaudited results of the Group for the six months ended 30th June 2003 with comparative unaudited figures for the corresponding period in 2002 are shown in the following summary:

	Unaudited Six months ended 30th June	
	2003	2002
Turnover before Fuel Cost Adjustment, HK million dollars	**3,850.7**	3,790.6
Turnover after Fuel Cost Adjustment, HK million dollars	**3,975.6**	3,673.9
Profit Attributable to Shareholders, HK million dollars	**1,805.1**	1,695.0*
Earnings per Share, HK cents	**31.8**	29.8*
Interim Dividends per Share, HK cents	**12.0**	12.0
* *Adjusted for the revised SSAP12 "Income Taxes"*		
Town Gas Sold in Hong Kong, million MJ	**14,851**	14,565
Number of Customers in Hong Kong as at 30th June	**1,492,860**	1,436,984

After adjusting for the profit from property investment of the associated companies and the number of shares repurchased, earnings per share amounted to HK 31.8 cents, an increase of 6.7 per cent as compared with the corresponding period in 2002.

Details of the financial statements are shown on pages 4 to 15 of this Interim Report.

SHARE REPURCHASES

For the six months ended 30th June 2003, the Company repurchased about 47 million shares at an aggregate consideration of about HK$449 million before expenses. The repurchases were effected by the Directors for the enhancement of shareholder value in the long term.

BUSINESS DEVELOPMENT IN CHINA

Investment in mainland gas projects is a long-term strategic priority for the development of the Group's core business. China's entry into the World Trade Organization is boosting the prosperity of the national economy, leading to a surge in the demand for clean fuel. It is a national policy of the mainland to improve the air quality of its cities by promoting the use of natural gas. In line with this environmental policy, the Group is actively participating in some of the major national clean fuel projects, including the Guangdong Liquefied Natural Gas Receiving Terminal and Trunkline Project and the West-to-East Gas Pipeline Project. We are also making good progress in negotiating gas projects with a number of cities located along gas trunklines in South, East and Central China.

With regard to the development of city piped gas markets in the mainland, the Group has now invested in 16 city piped gas projects, including three in Maanshan, Anhui Province; Zhangjiagang, Jiangsu Province and Tongxiang, Zhejiang Province. The joint venture agreements of these three projects were signed in the first half of 2003. In June 2003, the Group also officially obtained government approval to establish a sino-foreign equity joint venture with Nanjing Gas General Company for the development of the natural gas market in Nanjing, a major economic, financial and trading hub in the Yangtze River Delta. The total investment amount for this project is RMB1,200 million, of which RMB600 million is registered capital. The Group has a 50 per cent interest in this joint venture which will further consolidate the Group's business development base in East China. This is the Group's first joint venture company established in a provincial capital city in the mainland.

The Group has also recently concluded a framework agreement with Shenzhen Investment Holding Corporation to acquire a 30 per cent equity interest in Shenzhen Gas Corporation. This investment is strategically significant to the Group's development of its gas business in South China.

China's strong economy, expanding industrial base, rising average per capita income, and vigorous promotion of the use of pollutant-free energy is driving an enormous potential natural gas market. Government reforms of state-owned enterprises introducing new management concepts have also generated more business opportunities for the Group to develop city piped gas projects in the mainland. The Group will continue to develop its mainland gas business and explore opportunities to set up more joint ventures in order to create synergy in regions where natural gas will be available in the short term and in cities that possess strong economic potential.

THE IMPACT OF THE SARS OUTBREAK ON TOWNGAS' BUSINESS

The spread of Severe Acute Respiratory Syndrome (SARS) in Hong Kong starting from mid-March 2003 and lasting for over three months had a devastating impact on different business sectors as a result of the drastic fall in the number of inbound visitors and fragile local consumer sentiment. The impact of the SARS outbreak on the restaurant and hotel sector led to a fall in commercial and industrial sector gas sales. Though there was a rise in residential sector gas sales, overall gas sales for the first half of 2003 were lower than expected.

Following the containment of the SARS outbreak and the removal of Hong Kong from the list of infected areas by the World Health Organization in late June this year, the restaurant and hotel sector business has gradually improved.

PROPERTY DEVELOPMENTS

The Group has a 15 per cent interest in the Airport Railway Hong Kong Station project. Phase One office tower and shopping mall have been leased out. Phase Two comprises the 88-storey Two International Finance Centre office tower, which was completed in the second quarter of 2003; fourteen floors have been sold to the Hong Kong Monetary Authority for HK$3,699 million.

The Group has a 50 per cent interest in the Sai Wan Ho Ferry Concourse development project. Construction of the superstructure, now in progress, is expected to be completed in 2005. Residential buildings with a total gross floor area of approximately 1.4 million square feet are being developed.

The Ma Tau Kok South Plant site will be developed into five residential apartment buildings, providing approximately 2,000 units, with a residential floor area of approximately 980,000 square feet and a total floor area exceeding 1.1 million square feet. Foundation work has already been completed. The project is due for completion in 2006.

EMPLOYEES AND PRODUCTIVITY

The number of employees engaged in the town gas business was 1,978 as at 30th June 2003; the number of customers increased by about 56,000 compared with the corresponding period in 2002. As a result, overall productivity rose by 2.0 per cent. Total remuneration for employees engaged in the town gas business amounted to HK$313 million for the six months ended 30th June 2003 compared to HK$314 million for the corresponding period in 2002. The Group offers our employees rewarding careers based on their capabilities and performance and arranges a variety of training programmes in order to provide our customers with quality services.

DIVIDEND

Your Directors have declared an interim dividend of HK 12 cents per share payable to shareholders whose names are on the register of shareholders of the Company as of 10th October 2003. To enable our Registrars to complete the necessary work associated with this payment, the register of shareholders will be closed on Thursday, 9th October 2003 and Friday, 10th October 2003, during which period no share transfers will be effected. Dividend warrants will be posted to shareholders on Monday, 20th October 2003.

BUSINESS OUTLOOK

The Board of Directors anticipates that the Group's businesses will stay steady in 2003. The Board has decided to freeze the gas charges for 2004.

LEE Shau Kee
Chairman

Hong Kong, 1st September 2003

CONSOLIDATED PROFIT AND LOSS ACCOUNT (UNAUDITED)
for the six months ended 30th June

	Note	2003 HK$ M	2002 HK$ M
Turnover	2	**3,975.6**	3,673.9
Operating Profit before Returns on Investments	3	**1,912.6**	1,924.1
Investment Income		**83.6**	49.7
Interest Income		**47.1**	63.0
Interest Expense		**(4.5)**	(2.3)
Share of Profits less Losses of Associated Companies		**209.7**	(2.7)
Share of Profits less Losses of Jointly Controlled Entities		**4.0**	–
Profit before Taxation	4	**2,252.5**	2,031.8
Taxation	5	**(438.5)**	(330.8)
Profit after Taxation		**1,814.0**	1,701.0
Minority Interests		**(8.9)**	(6.0)
Profit Attributable to Shareholders		**1,805.1**	1,695.0*
Dividends – Interim Proposed	6	**677.2**	682.9
Earnings per Share, HK cents	7	**31.8**	29.8*

* *Adjusted for the revised SSAP12 "Income Taxes"*

CONSOLIDATED BALANCE SHEET
as at 30th June 2003

	Note	**Unaudited At 30th June 2003 HK$ M**	As restated (Note 1) At 31st December 2002 HK$ M
Assets			
Non-Current Assets			
Fixed Assets	8	**9,465.5**	9,324.2
Associated Companies		**2,776.7**	2,539.8
Jointly Controlled Entities		**532.7**	241.6
Investment Securities		**1,265.3**	1,651.9
		14,040.2	13,757.5
Current Assets			
Property under Development for Sale		**1,080.9**	1,051.6
Inventories		**617.7**	604.7
Debtors and Payment in Advance	9	**1,483.2**	1,223.7
Housing Loans to Staff		**159.3**	168.9
Trading Securities		**430.9**	427.8
Time Deposits, Cash and Bank Balances		**1,584.0**	2,943.3
		5,356.0	6,420.0
Current Liabilities			
Trade and Other Payables	10	**(576.3)**	(596.7)
Provision for Taxation		**(423.8)**	(194.6)
Bank Loans and Overdrafts		**(565.1)**	(1,748.0)
		(1,565.2)	(2,539.3)
Net Current Assets		**3,790.8**	3,880.7
Total Assets Less Current Liabilities		**17,831.0**	17,638.2
Non-Current Liabilities			
Customers' Deposits		**(857.7)**	(848.5)
Deferred Taxation		**(879.8)**	(791.6)
Deferred Liabilities		**(56.5)**	(48.0)
		(1,794.0)	(1,688.1)
Minority Interests		**(159.2)**	(121.5)
Net Assets		**15,877.8**	15,828.6
Capital and Reserves			
Share Capital	11	**1,410.9**	1,422.7
Share Premium	12	**3,907.8**	3,907.8
Reserves	13	**9,881.9**	9,189.2
Proposed Dividend	13	**677.2**	1,308.9
		15,877.8	15,828.6

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)
for the six months ended 30th June

	2003 HK$ M	2002 HK$ M
Net Cash Inflow from Operating Activities	**1,695.9**	1,825.2
Net Cash Inflow from Investing Activities	**620.4**	248.8
Net Cash Used in Financing Activities	**(2,952.3)**	(1,347.6)
(Decrease)/ Increase in Cash and Cash Equivalents	**(636.0)**	726.4
Cash and Cash Equivalents at 1st January	**2,142.7**	1,547.2
Cash and Cash Equivalents at 30th June	**1,506.7**	2,273.6
Analysis of Balances of Cash and Cash Equivalents		
Net Cash at Bank and in Hand	**128.5**	154.1
Time Deposits up to three months	**1,394.4**	2,127.9
Bank Overdrafts	**(16.2)**	(8.4)
	1,506.7	2,273.6
Analysis of Net Cash Balances		
Balances of Cash and Cash Equivalents	**1,506.7**	2,273.6
Time Deposits over three months	**61.1**	381.7
Bank Loans	**(548.9)**	(1,529.9)
	1,018.9	1,125.4

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

for the six months ended 30th June

	Note	**2003 HK$ M**	2002 HK$ M
Total Equity as at 1st January, as previously reported		**16,611.2**	17,416.7
Effect of adopting revised SSAP 12	13	**(782.6)**	(743.3)
Effect of adopting SSAP 34		**–**	(216.1)
Total Equity as at 1st January, as restated		**15,828.6**	16,457.3
Profit Attributable to Shareholders for the period	13	**1,805.1**	1,695.0
Dividends paid	6		
2001 Final Dividend Paid		**–**	(1,189.9)
2002 Final Dividend Paid		**(1,305.3)**	–
Shares Repurchased	13	**(450.6)**	(291.4)
Total Equity as at 30th June		**15,877.8**	16,671.0

NOTES TO THE INTERIM ACCOUNTS (UNAUDITED)

1. Basis of Preparation and Accounting Policies

These unaudited condensed consolidated interim accounts ("interim accounts") are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants and Appendix 16 of the Listing Rules of The Stock Exchange of Hong Kong Limited. These interim accounts should be read in conjunction with the 2002 annual accounts.

These interim accounts have been prepared on a basis consistent with the principal accounting policies adopted in the 2002 annual accounts except that the Group has adopted the revised SSAP 12 "Income Taxes" which is effective for accounting periods commencing on or after 1st January 2003.

Under the revised SSAP 12, deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Tax rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

In prior years, the Group adopted a policy to provide for deferred taxation on timing differences to the extent that a liability or an asset is expected to be payable or recoverable in the foreseeable future. Adoption of the revised SSAP 12 represents a change in accounting policy and pursuant to SSAP 2 "Net Profit or Loss for the period, Fundamental Errors and Changes in Accounting Policies", the Group has retrospectively restated the opening balances of the unappropriated profits and minority interests as at 1st January 2003 by charging HK$782.6 million and HK$2.1 million respectively, and recognised further liabilities of HK$784.7 million in the balance sheet as deferred taxation. The previously reported profit attributable to shareholders for the six months ended 30th June 2002 has also been reduced by HK$9.1 million accordingly.

2. Turnover

The Group's principal activity is the production, distribution and marketing of gas and related activities in Hong Kong which accounts for more than 90 per cent of the Group's turnover and trading results. Accordingly, no segmental analysis is presented. Turnover comprises the following:

	Six months ended 30th June 2003 HK$ M	2002 HK$ M
Gas Sales before Fuel Cost Adjustment	**3,244.5**	3,149.2
Fuel Cost Adjustment	**124.9**	(116.7)
Gas Sales after Fuel Cost Adjustment	**3,369.4**	3,032.5
Equipment Sales	**424.6**	480.4
Maintenance and Services	**115.9**	114.9
Other Sales	**65.7**	46.1
	3,975.6	3,673.9

3. Operating Profit before Returns on Investments

	Six months ended 30th June 2003 HK$ M	2002 HK$ M
Turnover	**3,975.6**	3,673.9
Less Expenses:		
Stores and Materials Used	**(1,197.6)**	(918.0)
Manpower Costs	**(351.3)**	(336.0)
Depreciation	**(217.5)**	(204.7)
Other Operating Items	**(296.6)**	(291.1)
Operating Profit before Returns on Investments	**1,912.6**	1,924.1

4. Profit before Taxation

	Six months ended 30th June 2003 HK$ M	2002 HK$ M
Profit before Taxation is stated after crediting and charging the following:		
Crediting:		
Dividend Income from Equity Securities		
– Listed	**24.5**	24.1
– Unlisted	**–**	0.5
Interest Income from Debt Securities		
– Listed	**19.7**	33.9
– Unlisted	**5.5**	4.7
Net Realised and Unrealised Gains on Investments in Securities	**53.3**	18.1
Charging:		
Cost of Inventories Sold	**1,363.2**	1,092.3

5. Taxation

	Six months ended 30th June	
	2003	2002
	HK$ M	HK$ M
Hong Kong Profits Tax is provided at the rate of 17.5% (2002: 16%) on the estimated assessable profit for the period	**350.3**	321.7
Deferred Tax relating to the origination and reversal of temporary differences	**13.7**	9.1
Deferred Tax resulting from the increase in tax rate from 16% to 17.5%	**74.5**	–
	438.5	330.8

6. Dividends

	Six months ended 30th June	
	2003	2002
	HK$ M	HK$ M
2002 Final, paid, of HK 23 cents per share (2001 Final, paid: HK 23 cents per share)	**1,305.3**	1,189.9
2003 Interim, proposed on 1st September 2003, of HK 12 cents per share (2002 Interim: HK 12 cents per share)	**677.2**	682.9
	1,982.5	1,872.8

7. Earnings per Share

The calculation of earnings per share is based on the profit attributable to shareholders of HK$1,805.1 million (2002: HK$1,695.0 million) and the weighted average of 5,667,556,821 shares in issue (2002: 5,691,097,821 shares) after adjusting for the shares repurchased (2002: the shares repurchased and bonus issue) during the period.

8. Fixed Assets

	Land HK$ M	Properties under Development HK$ M	Buildings, Plant, Mains and Other Equipment HK$ M	Total HK$ M
Cost				
At 1st January 2003	1,820.3	196.8	12,220.5	14,237.6
Additions	9.3	4.1	345.5	358.9
Transfer from Building, Plant, Mains & Other Equipment	91.3	–	(91.3)	–
Disposals	–	–	(12.3)	(12.3)
At 30th June 2003	1,920.9	200.9	12,462.4	14,584.2
Accumulated Depreciation				
At 1st January 2003	295.3	–	4,618.1	4,913.4
Charge for the period	19.8	–	197.7	217.5
Disposals	–	–	(12.2)	(12.2)
At 30th June 2003	315.1	–	4,803.6	5,118.7
Net Book Value				
At 30th June 2003	1,605.8	200.9	7,658.8	9,465.5
At 31st December 2002	1,525.0	196.8	7,602.4	9,324.2

9. Debtors and Payment in Advance

	At 30th June 2003 HK$ M	At 31st December 2002 HK$ M
Trade Debtors *(Note)*	**1,141.1**	953.9
Other Debtors and Receivables	**304.5**	254.4
Payment in Advance	**37.6**	15.4
	1,483.2	1,223.7

9. Debtors and Payment in Advance *(continued)*

Note

The Group has established credit policies for different types of customers. The credit period offered for trade debtors ranges from 30 to 60 days. These are subject to periodic review by management. As at 30th June 2003, the aging analysis of the trade debtors, net of provision, is as follows:

	At 30th June 2003 HK$ M	At 31st December 2002 HK$ M
0 – 30 days	**915.4**	798.5
31 – 60 days	**91.8**	51.9
61 – 90 days	**37.4**	23.4
Over 90 days	**96.5**	80.1
	1,141.1	953.9

10. Trade and Other Payables

	At 30th June 2003 HK$ M	At 31st December 2002 HK$ M
Trade Creditors *(Note)*	**94.4**	118.1
Other Creditors and Accruals	**481.9**	478.6
	576.3	596.7

Note

At 30th June 2003, the aging analysis of the trade creditors is as follows:

	At 30th June 2003 HK$ M	At 31st December 2002 HK$ M
0 – 30 days	**78.8**	104.2
31 – 60 days	**4.9**	3.4
61 – 90 days	**3.1**	2.7
Over 90 days	**7.6**	7.8
	94.4	118.1

11. Share Capital

	Number of Shares		Nominal Value	
	At 30th June 2003	At 31st December 2002	**At 30th June 2003 HK$ M**	At 31st December 2002 HK$ M
Authorised:				
Ordinary Shares of HK$0.25 each	**10,000,000,000**	10,000,000,000	**2,500.0**	2,500.0
Issued and Fully Paid:				
At beginning of period/ year	**5,690,855,988**	5,203,724,444	**1,422.7**	1,300.9
Bonus Issue *(Note 12)*	**–**	517,350,544	**–**	129.3
Shares Repurchased	**(47,204,000)**	(30,219,000)	**(11.8)**	(7.5)
At end of period/ year	**5,643,651,988**	5,690,855,988	**1,410.9**	1,422.7

12. Share Premium

	At 30th June 2003 HK$ M	At 31st December 2002 HK$ M
At beginning of period/ year	**3,907.8**	4,037.1
Less: Bonus Issue *(Note 11)*	**–**	(129.3)
At end of period/ year	**3,907.8**	3,907.8

13. Reserves

	Properties Revaluation Reserve HK$ M	General Reserve HK$ M	Capital Redemption Reserve HK$ M	Unappropriated Profits HK$ M	Total HK$ M
At 1st January 2003	3,026.3	3,820.0	144.2	2,981.3	9,971.8
Effect of adopting revised SSAP 12	–	–	–	(782.6)	(782.6)
At 1st January 2003, as restated	3,026.3	3,820.0	144.2	2,198.7	9,189.2
Profit Attributable to Shareholders	–	–	–	1,805.1	1,805.1
Shares Repurchased	–	–	11.8	(450.6)	(438.8)
2002 Final Dividend proposed	–	–	–	1,308.9	1,308.9
2002 Final Dividend paid	–	–	–	(1,305.3)	(1,305.3)
At 30th June 2003	3,026.3	3,820.0	156.0	3,556.8	10,559.1
Balance after 2003 Interim Dividend proposed	3,026.3	3,820.0	156.0	2,879.6	9,881.9
2003 Interim Dividend proposed	–	–	–	677.2	677.2
	3,026.3	3,820.0	156.0	3,556.8	10,559.1

14. Contingent Liabilities

Guarantees have been executed in respect of bank borrowing facilities as follows:

	At 30th June 2003 HK$ M	At 31st December 2002 HK$ M
Associated Companies	**1,050.0**	1,050.0
Jointly Controlled Entities	**1,251.0**	1,199.2
	2,301.0	2,249.2

Save as disclosed above, the Group did not have any further contingent liabilities as at 30th June 2003.

15. Capital Commitments

	At 30th June 2003 HK$ M	At 31st December 2002 HK$ M
Capital expenditure authorised but not provided for at end of period/ year	**965.8**	741.3
Of which, contracts had been entered into at end of period/ year	**726.0**	502.8

16. Related Party Transactions

There were no significant related party transactions undertaken by the Group at any time during the six-month period.

FINANCIAL RESOURCES REVIEW

Liquidity and Capital Resources

As at 30th June 2003, the Group had a healthy net cash position of HK$1,019 million (31st December 2002: HK$1,195 million).

During the first half of 2003, the Company repurchased 47.2 million shares on The Stock Exchange of Hong Kong Limited. The aggregate consideration including related expenses amounted to HK$451 million in cash.

The operating and capital expenditure of the Group is funded by cash flow from operations, internal liquidity and bank loans. The Group has adequate sources of fund and unutilised banking facilities to meet its future capital expenditure and working capital requirements.

Borrowing Structure

As at 30th June 2003, the Group's bank borrowings were reduced to HK$565 million (31st December 2002: HK$1,748 million). All the Group's borrowings are unsecured and have a floating interest rate with maturity within one year on revolving credit or term loan facility.

The Group's borrowings are primarily denominated in Hong Kong dollars and the Group has no significant exposure to foreign exchange fluctuations. Also, there is no net gearing for the Group as it was in net cash positions throughout 2002 and the first half of 2003.

Contingent Liabilities

As at 30th June 2003, the Group provided guarantees totalling HK$2,301 million (31st December 2002: HK$2,249 million) in respect of bank borrowing facilities made available to associated companies and jointly controlled entities.

Currency Profile

The Group's operations and activities are predominantly based in Hong Kong. As such, both its cash and cash equivalents and borrowings are denominated in either Hong Kong dollars or United States dollars. Borrowings for the Group's subsidiaries and joint ventures in mainland China are however predominantly in the local currency, Renminbi.

Group's Investments in Securities

Under the guidance of the Group's Treasury Committee, investments have been made in equity and debt securities. As at 30th June 2003, the investments in securities amounted to HK$1,696 million (31st December 2002: HK$2,080 million). The performance of the Group's investments in securities was satisfactory.

OTHER INFORMATION

Corporate Governance

None of the Directors is aware of information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by this Interim Report, in compliance with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Audit Committee

An audit committee was formed in May 1996 to review and supervise the financial reporting process and internal control of the Company. An audit committee meeting was held in August 2003 to review the unaudited interim accounts for the six months ended 30th June 2003. PricewaterhouseCoopers, the Group's external auditors, have carried out a review of the unaudited interim accounts for the six months ended 30th June 2003 in accordance with the Statement of Auditing Standards 700 "Engagement to review interim financial reports" issued by the Hong Kong Society of Accountants. An unmodified review report was issued subsequent to the review.

Purchase, Sale or Redemption of Own Shares

For the six months ended 30th June 2003, the Company repurchased 47,204,000 shares on The Stock Exchange of Hong Kong Limited at an aggregate consideration of HK$449,387,050 before expenses. The repurchased shares were subsequently cancelled. The nominal value of the cancelled shares was transferred to the capital redemption reserve and the aggregate consideration was charged to unappropriated profits. The repurchases were effected by the Directors for the enhancement of shareholder value in the long term. Details of the shares repurchased are as follows:

Month of Repurchase	Number of Shares Repurchased	Price per Share Highest	Lowest	Aggregate Consideration Paid
		HK$	HK$	HK$
March 2003	5,230,000	9.70	9.55	50,427,350
April 2003	34,927,000	9.70	9.10	332,306,250
May 2003	7,047,000	9.70	9.25	66,653,450
Total	47,204,000			449,387,050

Save as mentioned above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of its own shares during the six months ended 30th June 2003.

Disclosure of Interests

A. Directors

As at 30th June 2003, the interests and short positions of each Director of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

Shares

Name of Company	Director	Personal Interests	Family Interests	Corporate Interests	Other	Total	%**
The Hong Kong and China Gas Company Limited	Dr. Lee Shau Kee	3,226,174		2,157,017,776 *(Note 5)*		2,160,243,950	38.28
	Mr. Liu Lit Man	1,539,795				1,539,795	0.03
	Dr. The Hon. David Li Kwok Po	10,964,082				10,964,082	0.19
	Mr. Ronald Chan Tat Hung	1,940				1,940	0.00
	Mr. Lee Ka Kit				2,157,017,776 *(Note 4)*	2,157,017,776	38.22
	Mr. Chan Wing Kin	102,825*				102,825*	0.00
	Mr. Kwan Yuk Choi	36,300	41,129			77,429	0.00
	Mr. Lee Ka Shing				2,157,017,776 *(Note 4)*	2,157,017,776	38.22
Lane Success Development Limited	Dr. Lee Shau Kee			9,500 *(Note 6)*		9,500	95
	Mr. Lee Ka Kit				9,500 *(Note 6)*	9,500	95
	Mr. Lee Ka Shing				9,500 *(Note 6)*	9,500	95
Primeland Investment Limited	Dr. Lee Shau Kee			95 *(Note 7)*		95	100
	Mr. Lee Ka Kit				95 *(Note 7)*	95	100
	Mr. Lee Ka Shing				95 *(Note 7)*	95	100
Yieldway International Limited	Dr. Lee Shau Kee			2 *(Note 8)*		2	100
	Mr. Lee Ka Kit				2 *(Note 8)*	2	100
	Mr. Lee Ka Shing				2 *(Note 8)*	2	100

* *These shares were jointly held by Mr. Chan Wing Kin and his spouse.*

** *Percentage which the aggregate long position in the shares represents to the issued share capital of the Company or associated corporation.*

Save as mentioned above, as at 30th June 2003, the register maintained by the Company pursuant to section 352 of the SFO or as otherwise notified to the Company and the Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies recorded no other interests or short positions of the Directors in any shares, underlying shares or debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO).

B. *Substantial Shareholders and Others*

As at 30th June 2003, the interests and short positions of every person, other than Directors of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO were as follows:

	Name of Company	No. of Shares in which interested	%**
Substantial Shareholders	Disralei Investment Limited *(Note 1)*	1,159,024,597	20.54
(a person who is entitled	Timpani Investments Limited *(Note 1)*	1,643,249,599	29.12
to exercise, or control the	Henderson Investment Limited *(Note 1)*	2,072,571,545	36.72
exercise of, 10% or more	Kingslee S.A. *(Note 1)*	2,072,571,545	36.72
of the voting power at any general meeting)	Henderson Land Development Company Limited *(Note 1)*	2,072,571,545	36.72
	Henderson Development Limited *(Note 2)*	2,076,538,017	36.79
	Hopkins (Cayman) Limited *(Note 3)*	2,157,017,776	38.22
	Riddick (Cayman) Limited *(Note 4)*	2,157,017,776	38.22
	Rimmer (Cayman) Limited *(Note 4)*	2,157,017,776	38.22
Persons other than	Macrostar Investment Limited *(Note 1)*	429,321,946	7.61
Substantial Shareholders	Medley Investment Limited *(Note 1)*	484,225,002	8.58

** *Percentage which the aggregate long position in the shares represents to the issued share capital of the Company.*

Save as mentioned above, as at 30th June 2003, the register maintained by the Company pursuant to section 336 of the SFO recorded no other interests or short positions in shares and underlying shares of the Company.

Notes:

1. These 2,072,571,545 shares were beneficially owned by Macrostar Investment Limited ("Macrostar"), Medley Investment Limited ("Medley") and Disralei Investment Limited ("Disralei"). Macrostar was a wholly-owned subsidiary of Henderson Investment Limited ("HI"). Medley and Disralei were wholly-owned subsidiaries of Timpani Investments Limited, which was in turn, a wholly-owned subsidiary of HI. Kingslee S.A., a wholly-owned subsidiary of Henderson Land Development Company Limited ("HLD"), owned 73.48% of total issued shares in HI.

2. Henderson Development Limited ("HD") beneficially owned 65.19% of the total issued shares of HLD. Of these 2,076,538,017 shares, 2,072,571,545 shares represented the shares described in Note 1 and the other shares were beneficially owned by a wholly-owned subsidiary of HD.

3. Of these 2,157,017,776 shares, 2,076,538,017 shares represented the shares described in Notes 1 and 2 and 80,479,759 shares were beneficially owned by Fu Sang Company Limited ("Fu Sang"). Hopkins (Cayman) Limited ("Hopkins") owned all the issued ordinary shares which carry the voting rights in the share capital of HD and Fu Sang as trustee of a unit trust ("Unit Trust").

4. These 2,157,017,776 shares are duplicated in the interests described in Note 3. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of respective discretionary trusts, held units in the Unit Trust. Mr. Lee Ka Kit and Mr. Lee Ka Shing, as discretionary beneficiaries of the discretionary trusts were taken to have duties of disclosure in relation to these shares by virtue of Part XV of SFO.

5. These 2,157,017,776 shares included the shares described in Notes 1 to 4. Dr. Lee Shau Kee beneficially owned all the issued shares in Rimmer, Riddick and Hopkins and was taken to be interested in these shares by virtue of Part XV of SFO.

6. These 9,500 shares in Lane Success Development Limited were beneficially owned by a wholly-owned subsidiary of the Company (as to 4,500 shares) and a wholly-owned subsidiary of HLD (as to 5,000 shares). Dr. Lee Shau Kee, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in HLD and the Company as set out in Notes 1 to 5 by virtue of Part XV of SFO.

7. These 95 shares in Primeland Investment Limited were beneficially owned by a wholly-owned subsidiary of the Company (as to 30 shares) and a wholly-owned subsidiary of HLD (as to 65 shares). Dr. Lee Shau Kee, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in HLD and the Company as set out in Notes 1 to 5 by virtue of Part XV of SFO.

8. These 2 shares in Yieldway International Limited were beneficially owned by a wholly-owned subsidiary of the Company (as to 1 share) and a wholly-owned subsidiary of HLD (as to 1 share). Dr. Lee Shau Kee, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in HLD and the Company as set out in Notes 1 to 5 by virtue of Part XV of SFO.

CORPORATE INFORMATION

Registered Office
23rd Floor, 363 Java Road, North Point,
Hong Kong

Company's Website
www.towngas.com

Registrars
Computershare Hong Kong Investor Services Limited
Rooms 1901-5, 19th Floor, Hopewell Centre,
183 Queen's Road East,
Hong Kong

A printed version of this Interim Report is available on request from the Company and the Company's Registrars free of charge. The website version of this Interim Report is also available on the Company's website.

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2003

中 期 報 告 書

煤氣

香 港 中 華 煤 氣 有 限 公 司

香港中華煤氣有限公司
二零零三年中期報告書

敬啟者：

上半年度業績概況

董事會宣布本集團截至2003年6月30日止六個月內，未經審核股東應佔溢利為港幣18億零5百10萬元。

本集團本年度上半年未經審核之業務要點及去年同期比較數字如下：

	未經審核 截至6月30日止六個月 **2003**	 2002
營業額，未計燃料調整費，港幣百萬元計	**3,850.7**	3,790.6
營業額，已計燃料調整費，港幣百萬元計	**3,975.6**	3,673.9
股東應佔溢利，港幣百萬元計	**1,805.1**	1,695.0*
每股盈利，港幣仙計	**31.8**	29.8*
每股中期股息，港幣仙計	**12.0**	12.0
* *按經修訂《會計實務準則》第12號「所得税」作出調整*		
本港煤氣銷售量，百萬兆焦耳計	**14,851**	14,565
於6月30日本港客戶數目	**1,492,860**	1,436,984

經計入聯營公司之地產收益及調整回購股份後，每股盈利為港幣31.8仙，較去年同期增加6.7%。

詳細之財務報表載於本中期報告書第4至15頁。

購回本公司股份

截至2003年6月30日止六個月內，本公司購回約4千7百萬股股份，未計其他費用之總代價約為港幣4億4千9百萬元。購回本公司股份是董事會為提高股東長遠利益而作出。

中國業務發展

集團核心業務之長遠發展策略重點在於投資內地燃氣項目。隨著中國加入世界貿易組織，全國經濟發展更趨蓬勃，對潔淨能源之需求將急劇增長。國家已訂下計劃，致力推廣採用天然氣以改善城市空氣素質。集團正配合此環保國策，積極參與潔淨能源重點項目，包括廣東液化天然氣接收站及西氣東輸管道工程等國家級大型項目，以及開拓沿線區域之城市用氣市場，項目遍及華南、華東及華中地區，進展良好。

集團發展內地城市管道燃氣市場，至今已成功取得16個城市管道燃氣合資項目，包括上半年簽署合資合同之三個項目，分別位於安徽省馬鞍山市、江蘇省張家港市及浙江省桐鄉市。同時，集團於今年6月正式獲得政府批文，與南京市煤氣總公司成立中外合資管道燃氣項目，發展南京市之天然氣市場。該項目總投資額為人民幣12億元，註冊資本為人民幣6億元，集團佔五成權益。南京市為長江三角洲地區之經濟、金融及貿易樞紐，此合資項目將進一步增強集團在華東地區之業務基礎，也是在內地成立之第一家省會級城市合資公司。

集團亦於近期成功與深圳市投資管理公司簽署原則性協議，成功購入深圳市燃氣集團30%股權。此項投資對集團在華南地區之燃氣業務發展有重大之策略意義。

中國強大之經濟、迅速擴展之工業基礎、日趨增加之人均收入，以及積極推廣環保能源等因素，為內地天然氣市場帶來巨大之發展潛力。而國有企業改革，藉此帶入新管理思維理念，亦為集團進軍內地城市管道燃氣市場帶來更多商機。集團將持續積極發展內地燃氣業務，並會在天然氣將到臨之地區及經濟潛力較強之城市促成更多合資項目，以發揮區域性之協同效益。

非典型肺炎事件對煤氣業務之影響

本港於今年3月中爆發非典型肺炎疫潮，持續達三個多月，令來港旅客數目急劇下降，市民消費意欲疲弱，各行業受到嚴峻之衝擊。在飲食及酒店業受疫情影響下，工商業煤氣銷售量因而下降，住宅煤氣銷售量則上升，而本年度上半年整體煤氣銷售量較預期為低。

隨著非典型肺炎疫情受到控制，世界衛生組織於6月下旬將香港從疫區名單中剔除，飲食及酒店業之業務漸見改善。

地產發展項目

集團持有機場鐵路香港站發展項目15%權益。第一期發展之寫字樓及商場已租出。第二期發展包括88層高之國際金融中心二期寫字樓大廈，已於今年第二季落成，其中14層樓面已由香港金融管理局購入，作價港幣36億9千9百萬元。

集團持有西灣河碼頭廣場項目50%權益。上蓋工程正在進行中，預期於2005年落成，將提供約140萬平方呎之住宅樓面。

馬頭角南廠地盤將興建五幢住宅樓宇，提供約2,000個單位，住宅樓面面積約98萬平方呎，項目總樓面面積逾110萬平方呎。地基工程已完成，預期該項目於2006年落成。

僱員及生產效率

於2003年6月30日，煤氣業務僱員人數為1,978人，而客戶數目增加約56,000戶，所以整體生產效率提升2.0%。截至2003年6月30日止六個月，煤氣業務僱員之薪酬總額為港幣3億1千3百萬元，而去年同期之薪酬總額為港幣3億1千4百萬元。集團會按僱員之工作能力和表現，給予合適之晉升機會和獎賞，並積極提供各項培訓，竭力為客戶提供更優質服務。

股息

董事會宣布派發本年度中期股息每股港幣12仙，給予於2003年10月10日登記在股東名冊內之股東。本公司將於2003年10月9日星期四及2003年10月10日星期五兩天，暫停辦理股份過戶登記。股息單將於2003年10月20日星期一寄予各股東。

業務展望

董事會預計集團2003年全年業務將會維持穩定，並將會於2004年凍結煤氣收費。

此致

列位股東

董事會主席
李兆基 謹啟

香港，2003年9月1日

綜合損益表(未經審核)

截至6月30日止六個月

	附註	**2003** 港幣百萬元	2002 港幣百萬元
營業額	2	**3,975.6**	3,673.9
未計投資回報之營業溢利	3	**1,912.6**	1,924.1
投資收入		**83.6**	49.7
利息收入		**47.1**	63.0
利息支出		**(4.5)**	(2.3)
所佔聯營公司溢利減虧損		**209.7**	(2.7)
所佔共同控制實體溢利減虧損		**4.0**	–
除稅前溢利	4	**2,252.5**	2,031.8
稅項	5	**(438.5)**	(330.8)
除稅後溢利		**1,814.0**	1,701.0
少數股東權益		**(8.9)**	(6.0)
股東應佔溢利		**1,805.1**	1,695.0*
股息 — 擬派中期股息	6	**677.2**	682.9
每股盈利,港幣仙計	7	**31.8**	29.8*

* *按經修訂會計實務準則第12號「所得稅」作出調整*

綜合資產負債表
於2003年6月30日

	附註	未經審核 2003年 6月30日 港幣百萬元	經重列 (附註1) 2002年 12月31日 港幣百萬元
資產			
非流動資產			
固定資產	8	**9,465.5**	9,324.2
聯營公司		**2,776.7**	2,539.8
共同控制實體		**532.7**	241.6
投資證券		**1,265.3**	1,651.9
		14,040.2	13,757.5
流動資產			
發展中可供出售物業		**1,080.9**	1,051.6
存貨		**617.7**	604.7
應收及預付賬款	9	**1,483.2**	1,223.7
職員房屋貸款		**159.3**	168.9
買賣證券		**430.9**	427.8
定期存款、現金及銀行結存		**1,584.0**	2,943.3
		5,356.0	6,420.0
流動負債			
貿易及其他應付賬款	10	**(576.3)**	(596.7)
税項準備		**(423.8)**	(194.6)
銀行貸款及透支		**(565.1)**	(1,748.0)
		(1,565.2)	(2,539.3)
流動資產淨額		**3,790.8**	3,880.7
資產總額減流動負債		**17,831.0**	17,638.2
非流動負債			
客戶按金		**(857.7)**	(848.5)
遞延税項		**(879.8)**	(791.6)
遞延負債		**(56.5)**	(48.0)
		(1,794.0)	(1,688.1)
少數股東權益		**(159.2)**	(121.5)
資產淨額		**15,877.8**	15,828.6
資金及儲備			
股本	11	**1,410.9**	1,422.7
股本溢價	12	**3,907.8**	3,907.8
各項儲備金	13	**9,881.9**	9,189.2
擬派股息	13	**677.2**	1,308.9
		15,877.8	15,828.6

簡明綜合現金流量表（未經審核）
截至6月30日止六個月

	2003 港幣百萬元	2002 港幣百萬元
營業項目現金淨收入	**1,695.9**	1,825.2
投資項目現金淨收入	**620.4**	248.8
融資項目現金淨支出	**(2,952.3)**	(1,347.6)
現金及現金等價物（減少）／增加	**(636.0)**	726.4
於1月1日之現金及現金等價物	**2,142.7**	1,547.2
於6月30日之現金及現金等價物	**1,506.7**	2,273.6
現金及現金等價物結餘分析		
銀行存款及現金淨額	**128.5**	154.1
三個月內定期存款	**1,394.4**	2,127.9
銀行透支	**(16.2)**	(8.4)
	1,506.7	2,273.6
淨現金結餘分析		
現金及現金等價物	**1,506.7**	2,273.6
三個月以上定期存款	**61.1**	381.7
銀行貸款	**(548.9)**	(1,529.9)
	1,018.9	1,125.4

綜合權益變動表（未經審核）
截至6月30日止六個月

	附註	2003 港幣百萬元	2002 港幣百萬元
於1月1日之總權益，如前呈報		**16,611.2**	17,416.7
採納經修訂之會計實務準則第12號之影響	13	**(782.6)**	(743.3)
採納會計實務準則第34號之影響		**–**	(216.1)
於1月1日之總權益，經重列		**15,828.6**	16,457.3
股東應佔溢利	13	**1,805.1**	1,695.0
已付股息	6		
2001年末期股息		**–**	(1,189.9)
2002年末期股息		**(1,305.3)**	–
股份回購	13	**(450.6)**	(291.4)
於6月30日之總權益		**15,877.8**	16,671.0

中期賬目附註（未經審核）

1. 編製基準及會計政策

未經審核簡明綜合中期賬目（「中期賬目」）乃按照香港會計師公會頒布之香港會計實務準則（「會計實務準則」）第25號「中期財務報告」及香港聯合交易所有限公司上市規則附錄16而編製。此等中期賬目應與2002年度賬目一併閱讀。

除了已於2003年1月1日或以後開始之會計年度生效之經修訂會計實務準則第12號「所得税」外，編製此等中期賬目所採用之會計政策與截至2002年12月31日止之年度賬目所採用者一致。

根據經修訂會計實務準則第12號，遞延所得税採用負債法就資產負債之税基與它們在財務報表之賬面值兩者之暫時差異作全數撥備。遞延所得税採用在結算日前已頒布或實質頒布之税率釐定。

遞延税項資產乃就有可能將未來應課税溢利與可動用之暫時差異抵銷而確認。

過往年度，本集團根據預期於可見將來支付或可收回之負債及資產而對時差作出遞延税項之準備。採納經修訂會計實務準則第12號構成會計政策之變動，而根據會計實務準則第2號「期內之溢利或虧損淨額、基本錯誤及會計政策之改變」，本集團分別將港幣782,600,000元及港幣2,100,000元追溯至於2003年1月1日之期初未分配溢利及少數股東權益內支銷，而在資產負債表中將增多之負債港幣784,700,000元確認為遞延税項。以往所呈報之截至2002年6月30日止六個月之股東應佔溢利亦因而減少港幣9,100,000元。

2. 營業額

本集團主要從事燃氣生產、輸送與銷售，以及經營與燃氣有關之業務。由於本集團超過90%之綜合營業額及營運業績均從以上業務及在香港產生，故無呈列分部分析。營業額包括以下項目：

	截至6月30日止六個月	
	2003	2002
	港幣百萬元	港幣百萬元
燃氣銷售，未計燃料調整費	**3,244.5**	3,149.2
燃料調整費	**124.9**	(116.7)
燃氣銷售，已計燃料調整費	**3,369.4**	3,032.5
爐具銷售	**424.6**	480.4
保養及維修	**115.9**	114.9
其他銷售	**65.7**	46.1
	3,975.6	3,673.9

3. 未計投資回報之營業溢利

	截至6月30日止六個月	
	2003	2002
	港幣百萬元	港幣百萬元
營業額	**3,975.6**	3,673.9
減支出：		
已使用之庫存及物料	**(1,197.6)**	(918.0)
人力成本	**(351.3)**	(336.0)
折舊	**(217.5)**	(204.7)
其他營業支出	**(296.6)**	(291.1)
未計投資回報之營業溢利	**1,912.6**	1,924.1

4. 除税前溢利

	截至6月30日止六個月	
	2003	2002
	港幣百萬元	港幣百萬元
除税前溢利已計入及扣除下列項目：		
計入：		
股本證券之股息收入		
－上市投資	**24.5**	24.1
－非上市投資	**–**	0.5
債務證券之利息收入		
－上市投資	**19.7**	33.9
－非上市投資	**5.5**	4.7
證券投資已變現及未變現之淨溢利	**53.3**	18.1
扣除：		
已售存貨成本	**1,363.2**	1,092.3

5. 稅項

	截至6月30日止六個月	
	2003	2002
	港幣百萬元	港幣百萬元
依照本期間之估計應課稅溢利按17.5%（2002年稅率為16%）撥取之香港利得稅準備	**350.3**	321.7
與暫時差異的產生及撥回有關之遞延稅項	**13.7**	9.1
因稅率由16%提高至17.5%而產生之遞延稅項	**74.5**	—
	438.5	330.8

6. 股息

	截至6月30日止六個月	
	2003	2002
	港幣百萬元	港幣百萬元
2002年已付末期股息每股港幣23仙（2001年已付末期股息：每股港幣23仙）	**1,305.3**	1,189.9
2003年9月1日擬派中期股息每股港幣12仙（2002年中期股息：每股港幣12仙）	**677.2**	682.9
	1,982.5	1,872.8

7. 每股盈利

每股盈利乃根據股東應佔溢利港幣18億零5百10萬元（2002年：港幣16億9千5百萬元）及經就期內之股份回購作出調整之已發行加權平均股數5,667,556,821股（2002年已就股份回購及派送紅股作出調整之股數：5,691,097,821股）計算。

8. 固定資產

	土地 港幣百萬元	發展中物業 港幣百萬元	樓房、廠場、煤氣管及其他設備 港幣百萬元	總額 港幣百萬元
原值				
於2003年1月1日	**1,820.3**	**196.8**	**12,220.5**	**14,237.6**
增加	**9.3**	**4.1**	**345.5**	**358.9**
撥自樓房、廠場、煤氣管及其他設備	**91.3**	**–**	**(91.3)**	**–**
出售	**–**	**–**	**(12.3)**	**(12.3)**
於2003年6月30日	**1,920.9**	**200.9**	**12,462.4**	**14,584.2**
累積折舊				
於2003年1月1日	**295.3**	**–**	**4,618.1**	**4,913.4**
本期折舊	**19.8**	**–**	**197.7**	**217.5**
出售	**–**	**–**	**(12.2)**	**(12.2)**
於2003年6月30日	**315.1**	**–**	**4,803.6**	**5,118.7**
賬面淨值				
於2003年6月30日	**1,605.8**	**200.9**	**7,658.8**	**9,465.5**
於2002年12月31日	1,525.0	196.8	7,602.4	9,324.2

9. 應收及預付賬款

	2003年6月30日 港幣百萬元	2002年12月31日 港幣百萬元
貿易應收賬款（附註）	**1,141.1**	953.9
其他應收賬款及應收款	**304.5**	254.4
預付款項	**37.6**	15.4
	1,483.2	1,223.7

9. **應收及預付賬款**（*續*）

附註

本集團為各類客戶設定不同之信貸政策。貿易應收賬款之信貸期由30日至60日不等，並由管理層定期檢討。於2003年6月30日，扣除撥備後貿易應收賬款之賬齡分析如下：

	2003年 6月30日 港幣百萬元	2002年 12月31日 港幣百萬元
0至30日	**915.4**	798.5
31至60日	**91.8**	51.9
61至90日	**37.4**	23.4
超過90日	**96.5**	80.1
	1,141.1	953.9

10. **貿易及其他應付賬款**

	2003年 6月30日 港幣百萬元	2002年 12月31日 港幣百萬元
貿易應付賬款（*附註*）	**94.4**	118.1
其他應付賬款及應計費用	**481.9**	478.6
	576.3	596.7

附註

於2003年6月30日，貿易應付賬款之賬齡分析如下：

	2003年 6月30日 港幣百萬元	2002年 12月31日 港幣百萬元
0至30日	**78.8**	104.2
31至60日	**4.9**	3.4
61至90日	**3.1**	2.7
超過90日	**7.6**	7.8
	94.4	118.1

11. 股本

	股份數目		面值	
	2003年 6月30日	2002年 12月31日	**2003年 6月30日 港幣百萬元**	2002年 12月31日 港幣百萬元
法定股本:				
每股面值港幣二角五仙之普通股	**10,000,000,000**	10,000,000,000	**2,500.0**	2,500.0
已發行及已繳足股本:				
於期初／年初	**5,690,855,988**	5,203,724,444	**1,422.7**	1,300.9
發行紅股(*附註12*)	**–**	517,350,544	**–**	129.3
股份回購	**(47,204,000)**	(30,219,000)	**(11.8)**	(7.5)
於期末／年末	**5,643,651,988**	5,690,855,988	**1,410.9**	1,422.7

12. 股本溢價

	2003年 6月30日 港幣百萬元	2002年 12月31日 港幣百萬元
於期初／年初	**3,907.8**	4,037.1
減:發行紅股(*附註11*)	**–**	(129.3)
於期末／年末	**3,907.8**	3,907.8

13. 各項儲備金

	物業重估儲備 港幣百萬元	一般儲備 港幣百萬元	資本贖回儲備 港幣百萬元	未經分配溢利 港幣百萬元	總額 港幣百萬元
於2003年1月1日	3,026.3	3,820.0	144.2	2,981.3	9,971.8
採納經修訂之會計實務準則第12號之影響	–	–	–	(782.6)	(782.6)
於2003年1月1日，經重列	3,026.3	3,820.0	144.2	2,198.7	9,189.2
股東應佔溢利	–	–	–	1,805.1	1,805.1
股份購回	–	–	11.8	(450.6)	(438.8)
擬派2002年末期股息	–	–	–	1,308.9	1,308.9
已付2002年末期股息	–	–	–	(1,305.3)	(1,305.3)
於2003年6月30日	3,026.3	3,820.0	156.0	3,556.8	10,559.1
擬派2003年中期股息後結餘	3,026.3	3,820.0	156.0	2,879.6	9,881.9
擬派2003年中期股息	–	–	–	677.2	677.2
	3,026.3	3,820.0	156.0	3,556.8	10,559.1

14. 或有負債

本集團為以下公司之銀行貸款提供擔保：－

	2003年6月30日 港幣百萬元	2002年12月31日 港幣百萬元
聯營公司	**1,050.0**	1,050.0
共同控制實體	**1,251.0**	1,199.2
	2,301.0	2,249.2

除了以上的披露外，本集團於2003年6月30日並無其他或有負債。

15. 資本承擔

	2003年 6月30日 港幣百萬元	2002年 12月31日 港幣百萬元
於期末／年末已獲批准但未撥備之資本性支出	**965.8**	741.3
其中於期末／年末已簽約者	**726.0**	502.8

16. 有關連人士交易

本集團於截至2003年6月30日止的半年度內並無進行任何重要之有關連人士交易。

財務資源回顧

資產流動性及資本來源

於2003年6月30日，本集團之資金充裕，淨現金達港幣10億1千9百萬元（於2002年12月31日：港幣11億9千5百萬元）。

本公司於2003年上半年度於香港聯合交易所有限公司共購回4千7百20萬股股份。連同有關費用在內之總代價為現金港幣4億5千1百萬元。

本集團營運及資本支出之資金來源為業務營運之現金收入、內部流動資產及銀行借貸。本集團擁有足夠之資金來源及可動用之銀行融資協議以作未來資本性投資與營運資金之需求。

借貸結構

於2003年6月30日，本集團銀行借貸總額減至港幣5億6千5百萬元（於2002年12月31日：港幣17億4千8百萬元）。本集團所有貸款均為無抵押及按浮動利率計息，並享有一年以內還款期之循環信用額或定期借貸融資協議。

本集團借貸基本上為港元貸款，並無面對重大外匯波動風險。此外，本集團於2002年全年及2003年上半年度均有淨現金結餘，故並無淨借貸。

或有負債

於2003年6月30日，本集團就提供予聯營公司及共同控制實體之銀行融資協議給予合共港幣23億零1百萬元擔保（於2002年12月31日：港幣22億4千9百萬元）。

貨幣概況

本集團之運作及業務主要在香港。其現金及現金等價物及借貸均以港幣或美元為主。本集團內地附屬公司及合資企業之借貸則以當地貨幣，即人民幣為主。

集團證券投資

本集團在股票及債券方面的投資，乃按照財資委員會的指引下進行。於2003年6月30日，證券投資達港幣16億9千6百萬元（於2002年12月31日：港幣20億8千萬元）。本集團於證券之投資表現令人滿意。

其他資料

公司管治

本公司並無任何董事知悉任何資料，足以合理地指出本公司在本中期報告所包括會計期間的任何時間，概無或曾無遵守香港聯合交易所有限公司證券上市規則附錄14所載之最佳應用守則的規定。

審核委員會

本公司已於1996年5月成立審核委員會，以檢討及監察本公司之財務匯報程序及內部控制。審核委員會已於本年8月舉行會議，審閱截至2003年6月30日止之未經審核中期業績報告。本公司核數師羅兵咸永道會計師事務所，根據香港會計師公會頒布之《核數準則》第700號「中期財務報表的審閱」進行審閱本公司截至2003年6月30日止之未經審核中期業績報告，並發出無重大修訂審閱報告。

購回、出售或贖回本公司之股份之詳情

截至2003年6月30日止之六個月內，本公司在香港聯合交易所有限公司購回47,204,000股股份，未計其他費用之總代價為港幣449,387,050元，該等股份在購回後隨即註銷。與註銷股份面值相等之數額已撥往資本贖回儲備，而股份購回所付之總代價已從未經分配溢利中扣除。股份回購是董事會為提高股東長遠利益而作出的。有關購回股份之詳情如下：

		每股價格		
購回月份	購回股份數目	最高	最低	代價總額
		港幣	港幣	港幣
2003年3月	5,230,000	9.70	9.55	50,427,350
2003年4月	34,927,000	9.70	9.10	332,306,250
2003年5月	7,047,000	9.70	9.25	66,653,450
總額	47,204,000			449,387,050

除上述外，截至2003年6月30日止之六個月內，本公司及其任何附屬公司並無購回、出售或贖回本公司之股份。

公開權益資料

甲. 董事

截至2003年6月30日止，根據《證券及期貨條例》第352條須予備存之登記冊所記錄，或根據《上市公司董事進行證券交易的標準守則》向本公司及香港聯合交易所有限公司(「聯交所」)作出之申報，各董事於本公司或其相聯法團(定義見《證券及期貨條例》第XV部)之股份、相關股份及債權證中擁有之權益及淡倉如下：

股份

公司名稱	董事姓名	個人	家族	公司	其他	總數	%**
香港中華煤氣有限公司	李兆基博士	3,226,174		2,157,017,776 (附註5)		2,160,243,950	38.28
	廖烈文先生	1,539,795				1,539,795	0.03
	李國寶博士	10,964,082				10,964,082	0.19
	陳達雄先生	1,940				1,940	0.00
	李家傑先生				2,157,017,776 (附註4)	2,157,017,776	38.22
	陳永堅先生	102,825*				102,825*	0.00
	關育材先生	36,300	41,129			77,429	0.00
	李家誠先生				2,157,017,776 (附註4)	2,157,017,776	38.22
隆業發展有限公司	李兆基博士			9,500 (附註6)		9,500	95
	李家傑先生				9,500 (附註6)	9,500	95
	李家誠先生				9,500 (附註6)	9,500	95
Primeland Investment Limited	李兆基博士			95 (附註7)		95	100
	李家傑先生				95 (附註7)	95	100
	李家誠先生				95 (附註7)	95	100
溢匯國際有限公司	李兆基博士			2 (附註8)		2	100
	李家傑先生				2 (附註8)	2	100
	李家誠先生				2 (附註8)	2	100

* *陳永堅先生與其配偶共同持有該等股份。*

** *在股份的合計好倉佔本公司或相聯法團已發行股本百分率。*

除上述外，於2003年6月30日，根據《證券及期貨條例》第352條須予備存之登記冊，或根據《上市公司董事進行證券交易的標準守則》向本公司及聯交所作出之申報，並無記錄本公司董事在本公司或其相聯法團（定義見《證券及期貨條例》第XV部）之股份、相關股份及債權證中擁有其他權益及淡倉。

乙. *主要股東及其他人士*

截至2003年6月30日止，除本公司董事以外之人士，根據《證券及期貨條例》第336條須予備存之登記冊所記錄，持有本公司股份及相關股份之權益及淡倉記錄如下：

	公司名稱	股份權益數量	%**
主要股東	迪斯利置業有限公司 *（附註1）*	1,159,024,597	20.54
（在股東大會上	Timpani Investments Limited *（附註1）*	1,643,249,599	29.12
有權行使或控制	恒基兆業發展有限公司 *（附註1）*	2,072,571,545	36.72
行使10%或以上	Kingslee S.A. *（附註1）*	2,072,571,545	36.72
投票權之人士）	恒基兆業地產有限公司 *（附註1）*	2,072,571,545	36.72
	恒基兆業有限公司 *（附註2）*	2,076,538,017	36.79
	Hopkins (Cayman) Limited *（附註3）*	2,157,017,776	38.22
	Riddick (Cayman) Limited *（附註4）*	2,157,017,776	38.22
	Rimmer (Cayman) Limited *（附註4）*	2,157,017,776	38.22
主要股東	Macrostar Investment Limited *（附註1）*	429,321,946	7.61
以外之人士	Medley Investment Limited *（附註1）*	484,225,002	8.58

** *在股份的合計好倉佔本公司已發行股本百分率。*

除上述外，於2003年6月30日，根據《證券及期貨條例》第336條須予備存之登記冊，並無記錄其他人士在本公司之股份及相關股份中擁有任何權益及淡倉。

附註：

1. Macrostar Investment Limited（「Macrostar」）、Medley Investment Limited（「Medley」）及迪斯利置業有限公司（「迪斯利」）實益擁有此等2,072,571,545股股份。Macrostar及Timpani Investments Limited（「Timpani」）為恒基兆業發展有限公司（「恒基發展」）之全資附屬公司，Medley及迪斯利則為Timpani之全資附屬公司。恒基兆業地產有限公司（「恒基地產」）之全資附屬公司Kingslee S.A.擁有恒基發展所有已發行股份之73.48%。

2. 恒基兆業有限公司（「恒基兆業」）實益擁有恒基地產所有已發行股份之65.19%。在此等2,076,538,017股股份中，2,072,571,545股股份相當於附註1所述之股份，而其餘股份權益則由恒基兆業一全資附屬公司實益擁有。

3. 在此等2,157,017,776股股份中，2,076,538,017股股份相當於附註1及附註2所述之股份，80,479,759股股份則由富生有限公司（「富生」）實益擁有。Hopkins (Cayman) Limited（「Hopkins」）作為一單位信託（「單位信託」）之受託人，擁有恒基兆業及富生股本中之全部已發行並有表決權之普通股股份。

4. 此等2,157,017,776股股份權益已於附註3重覆敘述。Rimmer (Cayman) Limited（「Rimmer」）及Riddick (Cayman) Limited（「Riddick」）各自作為兩個全權信託之受託人，擁有單位信託之單位權益。根據《證券及期貨條例》第XV部，李家傑先生及李家誠先生作為該兩個全權信託之可能受益人，被視為有責任披露此等股份權益。

5. 此等2,157,017,776股股份包括附註1至附註4所述之股份。李兆基博士實益擁有Rimmer、Riddick及Hopkins全部已發行股份。根據《證券及期貨條例》第XV部，李兆基博士被視為擁有此等股份之權益。

6. 此等隆業發展有限公司之9,500股股份由本公司之全資附屬公司（擁有4,500股）及恒基地產之全資附屬公司（擁有5,000股）實益擁有。就附註1至附註5所述，根據《證券及期貨條例》第XV部，李兆基博士、李家傑先生及李家誠先生被視為擁有恒基地產及本公司之權益。

7. 此等Primeland Investment Limited之95股股份由本公司之全資附屬公司（擁有30股）及恒基地產之全資附屬公司（擁有65股）實益擁有。就附註1至附註5所述，根據《證券及期貨條例》第XV部，李兆基博士、李家傑先生及李家誠先生被視為擁有恒基地產及本公司之權益。

8. 此等溢匯國際有限公司之2股股份由本公司之全資附屬公司（擁有1股）及恒基地產之全資附屬公司（擁有1股）實益擁有。就附註1至附註5所述，根據《證券及期貨條例》第XV部，李兆基博士、李家傑先生及李家誠先生被視為擁有恒基地產及本公司之權益。

公司資料

註冊辦事處

香港北角渣華道363號23樓

公司網址

www.towngas.com

股份登記處

香港中央證券登記有限公司
香港皇后大道東183號
合和中心19樓1901-5室

本中期報告書之印刷本於本公司及本公司的股份登記處備索，費用全免。本中期報告書之網上版本亦可於本公司網址瀏覽。

倘若任何股東希望更改日後公司通訊的語言版本及／或收取方式之選擇，該股東可在任何時間以書面通知本公司股份登記處，信中請列明股東之中文（如適用）及英文姓名、地址、聯絡電話、所持股數和有關選擇之變更情況，費用全免。